Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

August 3, 2007

Dear Sirs:	All applicable Exchanges and Commissions
Subject:	REG TECHNOLOGIES INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification	: 758916100/CA7589161008/COMMON
3. CUSIP/Class of Security entitled to vote	: 758916100/CA7589161008/COMMON
4. Record Date for Notice	: 23 Aug 2007
5. Record date for Voting	: 23 Aug 2007
6. Beneficial Ownership determination date	: 23 Aug 2007
7. Meeting Date	: 11 Oct 2007
8. Meeting Location	: 11111 River Rd.
Richmond, BC

Sincerely,

“Brian Kim”
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401